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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

American Airlines Orders Four Embraer E175s for Envoy Air

São José dos Campos – Brazil, October 19, 2023– American Airlines has signed a firm order with Embraer for four new E175s. The aircraft will be operated by American’s wholly owned subsidiary, Envoy Air. With all deliveries in Q4 2024, Envoy’s all E-Jet fleet will grow to over 150 aircraft by the end of 2024. The contract value is US$230.6 million at list price, and will be included in Embraer’s 2023 Q4 backlog.

“These new jets will allow us to continue growing with American Airlines. We’re pleased to announce these additional four aircraft, following the order announced in June, as the US domestic and regional markets recover from a very challenging few years. The E175 allows us to provide an excellent and reliable service to American Airlines and the thousands of guests we serve everyday”, said Pedro Fábregas, President & CEO of Envoy.

“This new order demonstrates once more the importance of the E175 to connectivity across the United States, and is another sign that the challenges the market has been facing are improving,” said Martyn Holmes, CCO, Embraer Commercial Aviation. “The E175 is the backbone of the US regional network, with over 620 aircraft sold, and 86% market share since 2013. We thank American Airlines and Envoy for their long partnership with Embraer.”

The E175 entered service in North America in 2005, and has since come to dominate the sector, due to its comfort, high performance, and efficiency. Customers like Embraer’s trademark two-by-two seating, meaning no one must endure a middle seat. To date, the worldwide E170/E175 fleet has accumulated over 19.5 million flight hours with Envoy having flown 1.3 million of these hours.

Aircraft Images:

https://embraer.imagerelay.com/ml/4f5c75f564fe45fda4f84099030b7ad1

Follow us on Twitter: @Embraer

About Envoy Air

Envoy Air Inc., a wholly owned subsidiary of American Airlines Group, operates more than 130 Embraer aircraft on 700 daily flights to over 160 destinations throughout the United States, Canada, Mexico, the Bahamas and Caribbean. The company’s 19,000 employees provide regional flight service to American Airlines under the American Eagle brand and ground handling services for many American Airlines Group flights. The company was founded in 1998 as American Eagle Airlines, Inc., following the merger of several smaller regional carriers to create one of the largest regional airlines in the world. Envoy is headquartered in Irving, Texas, with hubs in Dallas/Fort Worth, Chicago, and Miami, with a large ground handling operation in Los Angeles. Connect with Envoy on Twitter @EnvoyAirCareers, on Instagram @EnvoyAirCareers, and on Facebook at facebook.com/envoyaircareers

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe. Embraer’s APAC headquarters is located in Singapore and its China headquarters is in Beijing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations